Filed pursuant to Rule 424(b)(2)

Registration No. 333-125784

Subject to Completion

Preliminary Prospectus Supplement Dated June 22, 2005

PROSPECTUS SUPPLEMENT

(To prospectus dated June 21, 2005)

7,450,000 Shares

Photronics, Inc.

Common Stock

We are offering 7,000,000 shares of our common stock. The selling stockholder named in this prospectus supplement is offering 450,000 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.

Our common stock is quoted on the Nasdaq National Market under the symbol “PLAB.” The last reported sale price of our common stock on the Nasdaq National Market on June 20, 2005 was $25.20 per share.

Investing in our common stock involves risks that are described under “ Risk Factors” beginning on page S-7 of this prospectus supplement and page 7 of the accompanying prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Photronics.	$	$
Proceeds, before expenses, to the selling stockholder	$	$

The underwriters may also purchase up to an additional 1,050,000 shares from Photronics and up to an additional 67,500 shares from the selling stockholder at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                  , 2005.

Joint Book-Running Managers

Merrill Lynch & Co.	JPMorgan

Morgan Stanley	Banc of America Securities LLC

The date of this prospectus supplement is June     , 2005.

Information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and neither we nor the selling stockholder is soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the selling stockholder has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus or any incorporated documents is accurate only as of the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

Neither we nor the selling stockholder is making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

In this prospectus supplement, “Photronics,” “our company,” “we,” “us,” and “our” refer to Photronics, Inc. and its consolidated subsidiaries.

SUMMARY

This summary highlights selected information contained elsewhere in, or incorporated by reference into, this prospectus supplement or the accompanying prospectus. You should read the entire prospectus supplement and the accompanying prospectus carefully, including “Risk Factors” and the information in the documents incorporated by reference, including the consolidated financial statements and related notes, before making an investment decision. The information in this prospectus supplement, unless otherwise indicated, assumes no exercise by the underwriters of their overallotment option.

Photronics

We are one of the world’s leading manufacturers of photomasks, which are high precision photographic quartz plates containing microscopic images of electronic circuits. Photomasks are a key element in the manufacture of semiconductors and flat panel displays. Photomasks are used as masters to transfer circuit patterns onto semiconductor wafers and flat panel substrates during the fabrication of integrated circuits and a variety of flat panel displays and, to a lesser extent, other types of electrical and optical components. Integrated circuits are manufactured in layers, each having a distinct pattern which is etched onto a different photomask. The resulting series of photomasks is then used to image the circuit patterns onto each successive layer of a semiconductor wafer. Demand for photomasks is driven by both the amount of new semiconductor design activity and increases in the use of customized integrated circuits. As the complexity of integrated circuits has increased, so have the number, complexity and price per mask set of photomasks used in the manufacture of each semiconductor design.

At this time, state-of-the-art for integrated circuit and flat panel display masks is considered to be 65 nanometer, and Generation 6 and Generation 7 process technology, respectively, while 90 nanometer is in the very early stages of being moved into volume production. Today, 130 and 180 nanometer and Generation 3 through Generation 5 process technology constitute the majority of designs being fabricated in volume. We expect there to be a steady increase in 130 nanometer designs moving to wafer fabrication throughout fiscal 2005 and believe we are well positioned to service an increasing volume of this business through investments in manufacturing process and technology in the global regions where our customers are located. Recently, we have experienced growth in demand for flat panel display photomasks, which we currently supply to customers from our existing facility in Korea. We are commencing construction on two new photomask facilities, one in Taichung, Taiwan and one in Shanghai, China. Our new facility in Taiwan will be able to serve the demand for large area mask solutions to support Taiwan’s expanding flat panel display fabrication industry. Completion of these facilities is expected in 2006.

We operate principally from nine manufacturing facilities, three of which are located in the United States, three in Europe, and one each in Korea, Singapore and Taiwan. We currently support customers across the full spectrum of integrated circuit production and flat panel technologies by manufacturing photomasks using electron beam or laser-based technologies. Electron beam and laser-based systems are the predominant technologies used for photomask manufacturing, and we currently own a number of electron beam and laser-based systems. The ability to manufacture high quality photomasks within short time periods is dependent upon efficient manufacturing methods, high yield and high equipment reliability. We work to meet these requirements by making significant investments in manufacturing and data processing systems and statistical process control methods to optimize the manufacturing process and reduce cycle times. We continue to make substantial investments in equipment to inspect and repair photomasks to ensure that customer specifications are met.

The market for photomasks primarily consists of domestic and foreign semiconductor and flat panel display manufacturers and designers. We conduct our sales and marketing activities primarily through a staff of full-time sales personnel and customer service representatives who work closely with our management and technical personnel. In addition to the sales personnel at our manufacturing facilities, we have sales offices throughout the United States, Europe and Asia.

During fiscal year 2004, we sold our products and services to approximately 600 customers, and our largest customers included Atmel Corp., Chartered Semiconductor Manufacturing Ltd., Fairchild Semiconductor Intl. Inc., Freescale Semiconductor, Inc. (Motorola Inc.), Hynix Semiconductor, Jazz Semiconductor, Inc., LG Philips LCD Co., Ltd., Macronix International Co., Ltd., Maxim Integrated Products, Inc., National Semiconductor Corporation, ON Semiconductor Corporation, Philips Semiconductor Manuf., Inc., Polarfab LLC, Samsung Electronics Co., Ltd., Silterra Malaysia Sdn. Bhd., Skyworks Solutions, Inc., ST Microelectronics, Inc., Systems on Silicon Mfg. Co., Pte Ltd., Texas Instruments Incorporated and United Microelectronics Corp. Samsung Electronics Co., Ltd. accounted for approximately 18%, 16% and 10% of our net sales in fiscal 2004, 2003 and 2002, respectively. Our five largest customers, in the aggregate, accounted for approximately 40% of our net sales in fiscal 2004 and 36% of our net sales in each of fiscal 2003 and 2002.

We conduct ongoing research and development activities in four of our advanced manufacturing locations covering all major regions represented by our customer base, in order to maintain our leadership in technology and manufacturing efficiency. We also conduct research and development activities in modeling and simulation necessary for effective integration of the most advanced mask-based optical lithography solutions. Currently these activities are focused on 65 nanometer and 45 nanometer node lithography, but we believe these core competencies will continue to be a critical part of semiconductor manufacturing as optical lithography continues to scale device capabilities below 65 nanometer.

Photomasks are manufactured by independent manufacturers like us, and by captive manufacturers, which are semiconductor manufacturers that produce photomasks exclusively for their own use. Since the mid-1980s, there has been a trend in Asia, Europe and North America toward the divestiture or closing of captive photomask operations by semiconductor manufacturers and an increase in the share of the market served by independent manufacturers. We estimate that for the types of photomasks we manufacture in North America, the size of the total market (captive and merchant) is approximately $500 million and the rest of the world is estimated to be approximately $2.0 billion.

Photronics, Inc. is a Connecticut corporation organized in 1969. Our principal executive offices are located at 15 Secor Road, Brookfield, Connecticut 06804 and our telephone number is (203) 775-9000. Our website can be found at http://www.photronics.com. Information contained in our website does not constitute part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered by:

Photronics	7,000,000 shares
Selling stockholder	450,000 shares
Total	7,450,000 shares

Common stock to be outstanding after this offering	39,965,612 shares

Use of proceeds	Our net proceeds from this offering will be approximately $ million (or $ million if the underwriters exercise their overallotment option in full). We intend to use the net proceeds for working capital and general corporate purposes, including potential acquisitions and repayment of debt.

Nasdaq National Market symbol	PLAB

The number of shares of common stock outstanding as of June 1, 2005 was 32,965,612 shares. The number of outstanding shares as of June 1, 2005 excludes:

•	58,719 shares available for issuance under our employee stock purchase plan; and

•	An aggregate of 3,363,741 shares of our common stock reserved for issuance under our stock option plans, 2,705,051 shares of our common stock reserved for issuance upon the conversion of our 4¾% convertible subordinated notes due 2006 and 9,440,640 shares of common stock reserved for issuance upon the conversion of our 2¼% convertible subordinated notes due 2008.

The underwriters have a 30-day option to purchase up to 1,050,000 additional shares from us and 67,500 additional shares from the selling stockholder to cover overallotments. Unless otherwise indicated, the information in this prospectus supplement assumes no exercise by the underwriters of their overallotment option.

Summary Consolidated Financial Data

The summary consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus. Our historical results are not necessarily indicative of results for any future period.

	Year Ended			Six Months Ended
	November 3, 2002	November 2, 2003	October 31, 2004	May 2, 2004	May 1, 2005
				(unaudited)
	(in thousands, except per share data)
Statements of Operations Data:
Net sales	$386,871	$348,884	$395,539	$187,656	$214,076
Costs and expenses:
Cost of sales	276,451	250,687	260,232	125,984	143,640
Selling, general and administrative	57,973	56,154	53,487	26,831	26,239
Research and development	30,154	29,965	30,520	14,934	15,895
Consolidation, restructuring and related changes	14,500	42,000	–	–	–

Operating income (loss)	7,793	(29,922)	51,300	19,907	28,302
Other income (expense):
Interest expense	(20,004)	(17,089)	(14,723)	(7,915)	(6,193)
Interest and other income, net	6,713	5,346	4,468	2,531	1,112

Income (loss) before income tax provision (benefit) and minority interest	(5,498)	(41,665)	41,045	14,523	23,221
Income tax provision (benefit)	(7,019)	924	5,761	2,524	4,452
Minority interest in income of consolidated subsidiaries	(6,378)	(5,573)	(10,818)	(3,872)	(3,650)

Net income (loss)	$(4,857)	$(48,162)	$24,466	$8,127	$15,119

Earnings (loss) per share:
Basic	$(0.16)	$(1.50)	$0.75	$0.25	$0.46
Diluted	$(0.16)	$(1.50)	$0.68	$0.24	$0.41
Weighted average number of common shares outstanding:
Basic	31,278	32,144	32,564	32,510	32,760
Diluted	31,278	32,144	42,339	42,445	42,346

	As of May 1, 2005
Balance Sheet Data:	(Actual)	(As Adjusted)(1)
	(unaudited)
	(in thousands)
Cash, cash equivalents and short-term investments	$160,266	$327,908
Working capital	202,748	370,390
Total assets	832,131	999,773
Short-term debt	33	33
Long-term debt	262,665	262,665
Total shareholders’ equity	377,155	544,797

(1)	As adjusted to reflect the receipt and application of the net proceeds of the sale by us of 7,000,000 shares of common stock in this offering at the assumed public offering price of $25.20 per share, less underwriting discounts and commissions and our estimated offering expenses.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described under the heading “Risk Factors” beginning on page 7 of the accompanying prospectus and the risks described below, together with the other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement before buying shares of our common stock.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events, and you may lose all or part of your investment. Some of the statements in “Risk Factors” are forward-looking statements. See “Forward-Looking Information”.

Risks Relating to Our Business

For a description of risks affecting our business, see the discussion under the heading “Risk Factors” beginning on page 7 of the accompanying prospectus.

Risks of Investing in Our Common Stock

Our stock price may continue to experience large short-term fluctuations.

In recent years, the price of our common stock has fluctuated greatly. These price fluctuations have been rapid and severe and have left investors little time to react. The price of our common stock may continue to fluctuate greatly in the future due to a variety of factors, many of which are beyond our control, including:

•	quarter to quarter variations in our operating results;

•	shortfalls in our sales or earnings from levels expected by securities analysts;

•	announcements of technological innovations or new products by us or other companies;

•	slowdowns or downturns in the semiconductor or flat panel display industry;

•	changes in our relationships with our customers;

•	general stock market trends; and

•	any adverse geopolitical events.

Our charter documents and Connecticut law could discourage or prevent a potential takeover, even if the transaction would benefit our stockholders.

Anti-takeover provisions in our certificate of incorporation, as amended, and bylaws and Connecticut law may deter unfriendly offers or other efforts to obtain control over us, even though such efforts could result in benefits to our stockholders, including an increase in the value of our common stock. These provisions may also adversely affect prevailing market prices for our common stock.

Anti-takeover provisions in our certificate of incorporation and bylaws, among other things:

•	allow our board of directors to issue “blank check” preferred stock without stockholder approval, establishing the rights, including voting rights, preferences and limitations of such preferred stock;

•	limit the persons who may call special meetings of stockholders; and

•	prohibit stockholder action by written consent in the absence of unanimous consent.

Connecticut laws that might impact a takeover of us, among other things:

•	prohibit us from engaging in certain business combinations such as a merger, sale or consolidation with an “interested shareholder” for a period of five years after the date of such interested shareholder’s stock acquisition, unless the business combination or stock acquisition is approved by our board of directors and by a majority of our non-employee directors prior to such interested shareholder’s stock acquisition date. A person is an interested shareholder if that person is the direct or indirect beneficial owner of more than 10% of our voting power or is an affiliate or associate of us and owned 10% or more of our voting power within the past five years;

•	require the affirmative vote of at least two-thirds of the voting power of each class of our voting stock that is entitled to vote to approve a merger, share exchange or any sale, lease exchange or other disposition of all or substantially all of our assets;

•	require any person who makes a tender offer for us to submit a filing to the Connecticut Banking Commissioner who has the right to review the terms of the tender offer and delay or deny the effectiveness of the tender offer under certain circumstances;

•	require that certain business combinations be approved by 80% of the voting power of the outstanding shares of voting stock of a corporation and two-thirds of the voting power of the outstanding shares of voting stock of a corporation other than voting stock held by any interested shareholder who is a party to the business combination, unless such business combination has been approved by the corporation’s board of directors prior to the time that such interested shareholder first became an interested shareholder or unless certain statutory requirements are satisfied; and

•	in the event that we have less than 100 shareholders of record, require the affirmative vote of at least two-thirds of the voting power of each voting group entitled to vote in order to amend our certificate of incorporation.

These anti-takeover provisions and provisions of Connecticut law could make us less attractive to a potential acquirer and deprive you of the opportunity to sell your common stock at a premium price.

FORWARD-LOOKING INFORMATION

Statements contained in this prospectus supplement and the accompanying prospectus, including the documents that are incorporated by reference as set forth under the heading “Where You Can Find More Information” in the accompanying prospectus, that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on management’s beliefs, as well as assumptions made by and information currently available to management. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under “Risk Factors” and elsewhere in this prospectus supplement and in the accompanying prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus supplement to conform them to actual results.

USE OF PROCEEDS

We expect to receive net proceeds from the sale of 7,000,000 shares of common stock of approximately $     million (or $     million if the underwriters exercise their overallotment option in full). We intend to use the net proceeds from this offering for working capital and general corporate purposes, including potential acquisitions and repayment of debt. We will not receive any proceeds from the sale of shares of common stock by the selling stockholder.

DIVIDEND POLICY

We have not paid any cash dividends to date and, for the foreseeable future, we anticipate that earnings will continue to be retained for use in our business. Our current credit facility, which expires in July 2005, restricts, and any replacement credit facility we enter into is likely to restrict, the payment of cash dividends.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is quoted on the Nasdaq National Market under the symbol “PLAB.” The following table sets forth for the periods indicated the high and low daily sales prices of our common stock as reported by the Nasdaq.

	High	Low
Year Ended November 2, 2003
First Quarter	$17.50	$9.00
Second Quarter	13.53	10.00
Third Quarter	20.05	12.59
Fourth Quarter	26.00	16.10
Year Ended October 31, 2004
First Quarter	$22.82	$16.36
Second Quarter	21.09	14.83
Third Quarter	19.02	13.33
Fourth Quarter	19.31	12.60
Year Ending October 30, 2005
First Quarter	$19.29	$14.27
Second Quarter	18.99	14.80
Third Quarter (through June 20, 2005)	25.96	15.75

On June 20, 2005, the last reported sale price of our common stock on the Nasdaq was $25.20. As of June 1, 2005, there were 32,965,612 shares of our common stock outstanding held by approximately 292 holders of record.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and unaudited capitalization as of May 1, 2005:

•	on an actual basis; and

•	on an as adjusted basis to reflect the receipt and application of the net proceeds of the sale by us of 7,000,000 shares of common stock in this offering at the assumed public offering price of $25.20 per share, less underwriting discounts and commissions and our estimated offering expenses.

	As of May 1, 2005
	Actual	As Adjusted
	(in thousands) (unaudited)
Cash, cash equivalents and short-term investments	$160,266	$327,908

Long-term debt:
Collateralized term debt	$33	$33
Other unsecured debt	12,977	12,977
2 1/4% convertible subordinated notes due 2008	150,000	150,000
4 3/4% convertible subordinated notes due 2006	99,688	99,688

Total long-term debt	262,698	262,698

Minority interest	62,045	62,045

Shareholders’ equity:
Preferred stock, $.01 par value: 2,000,000 shares authorized; no shares issued and outstanding actual and as adjusted	$—	$—
Common stock, $.01 par value: 150,000,000 shares authorized; 32,873,000 shares issued and outstanding actual and 39,873,000 shares issued and outstanding as adjusted	329	399
Additional paid-in capital	204,749	372,321
Retained earnings	149,786	149,786
Accumulated other comprehensive income	22,316	22,316
Deferred compensation on restricted stock	(25)	(25)

Total shareholders’ equity	377,155	544,797

Total capitalization	$701,898	$869,540

The number of shares of common stock to be outstanding after this offering does not include:

•	58,719 shares available for issuance under our employee stock purchase plan;
•	3,363,741 shares reserved for issuance under our stock option plans, 2,320,773 shares of which were issuable upon exercise of options outstanding as of May 1, 2005 at a weighted average exercise price of $18.16 per share;
•	Up to 2,705,051 shares reserved for issuance upon conversion of our 4 3/4% convertible subordinated notes due 2008;
•	Up to 9,440,640 shares reserved for issuance upon conversion of our 2 1/4% convertible subordinated notes due 2006; and
•	1,050,000 additional shares that the underwriters have a right to purchase from us within 30 days from the date of this prospectus supplement to cover overallotments.

This table should be read together with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our financial statements and the accompanying notes set forth in our most recent quarterly and annual reports that are incorporated by reference herein.

UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a general summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to “Non-U.S. Holders.” As used herein, a Non-U.S. Holder means a beneficial owner of our common stock that is not a U.S. person or a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets (i.e., generally, for investment). For U.S. federal income tax purposes, a U.S. person includes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership (or other business entity treated as a corporation or partnership) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has elected to be treated as a U.S. domestic trust.

If a partnership holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

This summary does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. It also does not consider Non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, persons holding our common stock as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive our common stock as compensation). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

This summary is included herein as general information only. Accordingly, each prospective Non-U.S. Holder is urged to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of holding and disposing of our common stock.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Dividends

Distributions of cash or property that we pay will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our common stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under the treaty. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as defined above, of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Dispositions of our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

•	the gain is U.S. trade or business income, as defined above;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for our common stock.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We have not determined if we are, or have been in the past five years, a USRPHC. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of our common stock.

U.S. Federal Estate Taxes

Shares of our common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty.

Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS.

SELLING STOCKHOLDER

The following table sets forth information, as of June 1, 2005, regarding the beneficial ownership of the common stock held by the selling stockholder before and after the sale of the common stock offered by the selling stockholder. The table is based on information provided by or on behalf of the selling stockholder.

Name and Address	Number of Shares		Percentage of Class (1)	Number of Shares to be Sold Hereunder	Number of Shares After the Offering	Percentage of Class After the Offering
Macricostas Partners, L.P. (2)	2,756,564	(3)	8.4%	450,000	2,306,564	5.8%

(1)	Calculated based on 32,965,612 shares of common stock outstanding as of June 1, 2005.
(2)	1061 East Indiantown Road, Jupiter, Florida 33477.
(3)	The general partner of Macricostas Partners, L.P. is Macricostas Management, Inc., which is a corporation controlled by Constantine S. Macricostas. Mr. Macricostas is also a limited partner of Macricostas Partners, L.P. The amount beneficially owned includes (a) 262,696 shares of common stock owned directly by Mr. Macricostas over which he has sole voting and dispositive power, (b) 34,000 shares of common stock owned by the wife of Mr. Macricostas as to which shares he disclaims beneficial ownership, (c) 2,280,000 shares of common stock owned by the Macricostas Partners, L.P. as to which he disclaims beneficial ownership, except to the extent represented by his ownership interests, (d) 50,618 shares of common stock owned by the corporate general partner of Macricostas Partners, L.P. and (e) 129,250 shares subject to stock options exercisable by Constantine S. Macricostas as of June 1, 2005.

Macricostas Partners, L.P. has granted to the underwriters an option to purchase up to 67,500 additional shares of common stock to cover overallotments.

Mr. Macricostas is Chairman of our Board of Directors and formerly served as our Chief Executive Officer. We are a party to a long-term service contract entered into in 2002 pursuant to which we outsource the administration of our global wide area network and related communication services to RagingWire Telecommunications, Inc. (“RagingWire”), a supplier of secure data center facilities and managed information technology services, located in Sacramento, California. Constantine Macricostas is a founder, majority shareholder and the chairman of the board of directors of RagingWire, and his son, George Macricostas, is a director and chief executive officer. The decision to pursue an outsourced solution to satisfy our network and communications needs was made by management, and we obtained bids from and reviewed the service offerings of six other global and regional vendors before RagingWire was selected as the most favorably priced solution for its service offerings. During the 2004 fiscal year, we incurred expenses of $3.4 million for services provided to us by RagingWire. We believe that the terms of the transaction described above were negotiated at arm’s-length and were no less favorable to us than we could have obtained from non-affiliated parties.

UNDERWRITING

We and the selling stockholder intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement among us, the selling stockholder and the underwriters, we and the selling stockholder have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholder, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC

Total	7,450,000

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholder that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholder. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholder	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $380,000, substantially all of which will be paid by us.

Overallotment Option

We and the selling stockholder have granted an option to the underwriters to purchase up to an additional 1,050,000 and 67,500 shares, respectively, at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the table above.

No Sales of Similar Securities

We, the selling stockholder, and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of the representatives of the underwriters. Specifically, we, the selling stockholder and these other individuals have agreed not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or any other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

The 90-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day period, the restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the lockup agreement or for which the person executing the lockup agreement later acquires the power of disposition.

Quotation on the Nasdaq National Market

Our shares are quoted on the Nasdaq National Market under the symbol “PLAB.”

Price Stabilization and Short Positions

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit the underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

Neither we nor the selling stockholder nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the selling stockholder nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market marker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. In particular, JPMorgan Chase Bank, National Association, an affiliate of J.P. Morgan Securities Inc., is the administrative agent and a lender under our credit facility. In addition, an affiliate of Banc of America Securities LLC is a lender under our credit facility.

Internet Distribution

Merrill Lynch may be facilitating Internet distributions for this offering to certain of its Internet subscription customers. Merrill Lynch may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus may be available on the Internet web site maintained by Merrill Lynch. Other than the prospectus supplement and accompanying prospectus in electronic format, the information on the Merrill Lynch web site is not part of this prospectus supplement and accompanying prospectus.

LEGAL MATTERS

The validity of the shares of common stock has been passed upon for us by Brenner, Saltzman and Wallman LLP, New Haven, Connecticut. We will also be represented by Shearman & Sterling LLP, New York, New York, and the underwriters will be represented by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule, incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K for the fiscal year ended October 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

$275,000,000

Photronics, Inc.

Common Stock

Debt Securities

We may offer and sell from time to time up to $260,000,000 of the securities and the selling stockholder named in this prospectus may offer and sell from time to time up to $15,000,000 of shares of our common stock. We will not receive any proceeds from any sale of common stock by the selling stockholder. This prospectus contains summaries of the general terms of these securities. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

We may offer the securities and the selling stockholder may offer the common stock in amounts, at prices and on terms determined by market conditions at the time of the offering. The names of any underwriters, dealers or agents involved in the sale of the securities and their compensation will be described in the applicable prospectus supplement.

Our common stock is quoted on the NASDAQ National Market under the trading symbol “PLAB.” The applicable prospectus supplement will contain information, where applicable, as to any listing on the NASDAQ National Market or any securities exchange of the securities covered by the prospectus supplement.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. Any statement contained in this prospectus is deemed modified or superseded by any inconsistent statement contained in an accompanying prospectus supplement.

An investment in our securities involves risks. You should carefully consider the information set forth in “ Risk Factors” beginning on page 7 of this prospectus and in the applicable prospectus supplement before investing in any securities that may be offered.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 21, 2005.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not, and the selling stockholder has not, authorized anyone else to provide you with different information. If anyone provides you with different information, you should not rely on it. Neither we nor the selling stockholder are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, any prospectus supplement or any incorporated documents is accurate only as of the date of the applicable documents. Our business, financial condition, results of operations and prospects may have changed since that date.

Other than in the section captioned “Description of Debt Securities,” in this prospectus “Photronics,” “our company,” “we,” “us,” and “our” refer to Photronics, Inc. and its consolidated subsidiaries.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may sell any combination of the following securities in one or more offerings up to a total amount of $260,000,000:

•	our shares of common stock; and

•	our debt securities.

In addition, under this shelf process, the selling stockholder named in this prospectus may sell from time to time shares of common stock up to a total amount of $15,000,000.

The terms of these securities will be determined at the time of the offering.

This prospectus provides you with a general description of the securities that we and the selling stockholder may offer. Each time we or the selling stockholder sell these securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus or the documents incorporated by reference and, accordingly, to the extent inconsistent, information in this prospectus or the documents incorporated by reference is superseded by the information in the prospectus supplement. You should read both this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

The prospectus supplement to be attached to the front of this prospectus will describe: the terms of the securities offered, the initial public offering price, the price paid to us or the selling stockholder for the securities, any net proceeds to us or the selling stockholder and the other specific terms related to the offering of these securities.

For more detail on the terms of these securities, you should read the exhibits filed with or incorporated by reference in our registration statement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You may read and copy materials that we have filed with the SEC at its Public Reference Room at Station Place, 100 F Street, N.W., Washington, D.C. 20549.

You can obtain information about the operations of the Securities and Exchange Commission Public Reference Room by calling the SEC at 1-800-SEC-0330.

Our common stock is quoted on the Nasdaq National Market under the symbol “PLAB,” and our SEC filings can also be read at the following Nasdaq address: Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

Our SEC filings are also available to the public on the SEC’s Internet website at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 that registers the securities we and the selling stockholder are offering by this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us, the selling stockholder and the securities offered. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

The SEC allows us to “incorporate by reference” information into this prospectus that we have filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document or incorporated by reference from documents subsequently filed with the SEC.

We incorporate by reference the documents listed below and any future filings we make with the SEC (other than Current Reports on Form 8-K furnished under Item 2.02 or Item 7.01 and any related exhibits) under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of the filing of this registration statement and prior to its effectiveness and until all offerings of the securities to which this prospectus relates have been completed:

•	Our Annual Report on Form 10-K for our fiscal year ended October 31, 2004.

•	Our Quarterly Report on Form 10-Q for our fiscal quarter ended January 30, 2005.

•	Our Quarterly Report on Form 10-Q for our fiscal quarter ended May 1, 2005.

•	The description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on March 4, 1987, including any amendment or report filed for purposes of updating this description.

•	Our Current Reports on Form 8-K and 8-K/A filed on January 6, 2005, January 21, 2005, January 28, 2005, February 16, 2005, February 22, 2005 and May 13, 2005, except any portion of any Current Report furnished under Item 2.02 or Item 7.01 and any related exhibits.

You may request a copy of these filings, at no cost, by writing to us at the following address or telephoning us at (203) 775-9000 between the hours of 9:00 a.m. and 4:00 p.m., Eastern Standard Time:

Photronics, Inc.

Investors Relations Department

15 Secor Road

Brookfield, CT 06804

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

FORWARD-LOOKING INFORMATION

Statements contained in this prospectus, including the documents that are incorporated by reference as set forth in “Where You Can Find More Information,” that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on management’s beliefs, as well as assumptions made by and information currently available to management. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

OUR COMPANY

We are one of the world’s leading manufacturers of photomasks, which are high precision photographic quartz plates containing microscopic images of electronic circuits. Photomasks are a key element in the manufacture of semiconductors and flat panel displays. Photomasks are used as masters to transfer circuit patterns onto semiconductor wafers and flat panel substrates during the fabrication of integrated circuits and a variety of flat panel displays and, to a lesser extent, other types of electrical and optical components. We operate principally from nine manufacturing facilities, three of which are located in the United States, three in Europe, and one in Korea, Singapore and Taiwan.

Photronics, Inc. is a Connecticut corporation organized in 1969. Our principal executive offices are located at 15 Secor Road, Brookfield, Connecticut 06804 and our telephone number is (203) 775-9000. Our website can be found at http://www.photronics.com. Information contained in our website does not constitute part of this prospectus.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with the other information contained in this prospectus and the accompanying prospectus supplement and the documents incorporated by reference in this prospectus before buying our securities. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Some of the statements in “Risk Factors” are forward-looking statements. See “Forward Looking Information.”

Risks Relating to Our Business

We are dependent on the semiconductor industry, which, as a whole, is volatile.

We sell substantially all of our photomasks to semiconductor designers, manufacturers and foundries, as well as to other high performance electronics manufacturers. We believe that the demand for photomasks depends primarily on design activity rather than sales volume from products using photomask technology. Consequently, an increase in semiconductor sales does not necessarily result in a corresponding increase in photomask sales. In addition, the reduced use of customized integrated circuits, a reduction in design complexity or other changes in the technology or methods of manufacturing or designing semiconductors or a slowdown in the introduction of new semiconductor designs could reduce demand for photomasks even if demand for semiconductors increases. Further, advances in design and production methods for semiconductors and other high performance electronics could reduce the demand for photomasks. Historically, the semiconductor industry has been volatile, with sharp periodic downturns and slowdowns. These downturns have been characterized by, among other things, diminished product demand, excess production capacity and accelerated erosion of selling prices. The semiconductor industry suffered a severe downturn from 2001 until 2003, which had a significant impact on our net sales and operating results.

Our sales of photomasks for use in fabricating high-performance electronic products such as flat-panel displays, have increased and our results may suffer if these new markets do not grow for us or if we are unable to serve these new markets successfully. As is the case with semiconductor photomask demand, we believe that demand for photomasks for flat panel displays depends primarily on design activity, and to a lesser extent upon an increase in the number of production facilities used to manufacture flat panel displays. As a result, an increase in flat panel display sales will not necessarily lead to a corresponding increase in photomask sales. The technology for fabricating flat panel displays continues to develop in order to increase the size and improve the resolution of flat panel displays. A slowdown in the development of new technologies for fabricating flat panel displays could reduce the demand for related photomasks even if demand for flat panel displays increases.

Our quarterly operating results fluctuate significantly and may continue to do so in the future.

We have experienced fluctuations in our quarterly operating results and we anticipate that such fluctuations will continue and could intensify in the future. Fluctuations in operating results may result in volatility in the prices of our securities, particularly our common stock and securities linked to the value of our common stock. Operating results may fluctuate as a result of many factors, including size and timing of orders and shipments, loss of significant customers, product mix, technological change, fluctuations in manufacturing yields, competition and general economic conditions. We operate in a high fixed cost environment and to the extent our revenues and asset utilization increase or decrease, operating margins will be positively or negatively impacted. Our customers generally order our products on an as needed basis, and substantially all of our net sales in any quarter are dependent on orders received during that quarter. Since we operate with little backlog and the rate of new orders may vary significantly from month to month, our capital expenditures and expense levels are based primarily on sales forecasts. Consequently, if anticipated sales in any quarter do not occur when expected, capital expenditures and expense levels could be disproportionately high, and our operating results would be adversely affected. Due to the foregoing factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. In addition, in future quarters our operating results could be below the expectations of public market analysts and investors, which, in turn, could materially adversely affect the market prices of our common stock and of the debt securities.

We incurred net losses in fiscal 2003 and fiscal 2002 and we may incur additional future net losses.

We incurred net losses of $4.9 million in fiscal 2002 and $48.2 million in fiscal 2003. These net losses were incurred primarily due to the severe downturn experienced by the semiconductor industry beginning in 2001 and also reflect the consolidation, restructuring and related charges we took in response thereto. Although we returned to profitability in the quarter ended August 3, 2003 and have remained profitable in all subsequent quarters, we cannot assure you whether we will be able to sustain such profitability.

Our industry is subject to rapid technological change and we might fail to remain competitive.

The photomask industry has been and is expected to continue to be characterized by technological change and evolving industry standards. In order to remain competitive, we will be required to continually anticipate, respond to and utilize changing technologies of increasing complexity in both traditional and emerging markets that we serve. In particular, we believe that, as semiconductor geometries continue to become smaller and flat panel displays become larger with improved performance, we will be required to manufacture increasingly complex photomasks. Additionally, demand for photomasks has been, and could in the future be adversely affected by changes in methods of fabricating semiconductors and high performance electronics (that could affect the type or quantity of photomasks utilized), such as changes in semiconductor demand that favor field programmable gate arrays and other semiconductor designs that replace application-specific integrated circuits. Additionally, increased market acceptance of alternative methods of imaging circuit designs onto semiconductor wafers, such as direct-write lithography, could reduce or eliminate the need for photomasks entirely in the production of semiconductors. Through the first six months of fiscal 2005, direct-write lithography has not been proven to be a commercially viable alternative to photomasks, as it is considered too slow for high volume semiconductor wafer production. However, should direct-write or any other alternative methods of transferring integrated circuit designs to semiconductor wafers without the use of photomasks achieve market acceptance, our business and results of operations would be materially adversely affected. If we are unable to anticipate, respond to or utilize these or other changing technologies, due to resource, technological or other constraints, our business and results of operations could be materially adversely affected.

Our operations will continue to require substantial capital, which we may not be able to obtain.

The manufacture of photomasks requires substantial investments in high-end manufacturing capability at existing and new facilities. We expect that we will be required to continue to make substantial capital expenditures to meet the technological demands of our customers and to position our company for future growth. Our anticipated capital expenditures for fiscal 2005 are expected to be in the range of $105 million to $125 million. We cannot assure you that we will be able to obtain the additional capital required in connection with our operations on reasonable terms, if at all, or that any such expenditures will not have a material adverse effect on our business and results of operations.

We have been dependent on sales to a limited number of large customers; the loss of any of these customers or any reduction in orders from these customers could materially affect our sales.

Historically, we have sold a significant proportion of our products and services to a limited number of semiconductor manufacturers and, more recently, to service a growing demand from flat panel display manufacturers. During fiscal 2004, one customer, Samsung Electronics Co., Ltd, accounted for approximately

18% of our net sales. Our five largest customers, in the aggregate, accounted for 40% of net sales in fiscal 2004 and 36% in each of fiscal 2003 and 2002. None of our customers has entered into a long-term agreement with us requiring it to purchase our products. The loss of a significant customer or any reduction or delay in orders from any significant customer, including reductions or delays due to customer departures from recent buying patterns, or market, economic or competitive conditions in the semiconductor or flat panel display industries, could have a material adverse effect on our financial performance and business prospects. The continuing consolidation of semiconductor manufacturers may increase the likelihood and adverse effect of losing a significant customer.

We depend on a small number of suppliers for equipment and raw materials and, if our suppliers do not deliver their products to us, we may be unable to deliver our products to our customers.

We rely on a limited number of photomask equipment manufacturers to develop and supply the equipment we use. These equipment manufacturers currently require lead times of approximately 10 to 14 months between the order and the delivery of certain photomask imaging and inspection equipment. The failure of such manufacturers to develop or deliver such equipment on a timely basis could have a material adverse effect on our business and results of operations. Further, we rely on equipment manufacturers to develop future generations of manufacturing equipment to meet our requirements. In addition, the manufacturing equipment necessary to produce advanced photomasks could become prohibitively expensive.

We use high precision quartz photomask blanks, pellicles (which are protective transparent cellulose membranes) and electronic grade chemicals in our manufacturing processes. There are a limited number of suppliers of these raw materials, and we have no long-term contracts for the supply of these raw materials. Any delays or quality problems in connection with significant raw materials, particularly photomask blanks, could cause delays in shipments of photomasks, which could adversely affect our business and results of operations. The fluctuation of exchange rates with respect to prices of significant raw materials used in manufacturing also could have a material adverse effect on our business and results of operations, although they have not been material to date.

We face risks associated with manufacturing difficulties.

Our complex manufacturing processes require the use of expensive and technologically sophisticated equipment and materials and are continuously modified in an effort to improve manufacturing yields and product quality. Minute impurities, defects or other difficulties in the manufacturing process can lower manufacturing yields and make products unmarketable. Moreover, manufacturing leading-edge photomasks is more complex and time-consuming than manufacturing less advanced photomasks, and may lead to general delays in the manufacturing of all levels of photomasks. We have, on occasion, experienced manufacturing difficulties and capacity limitations that have delayed our ability to deliver products within the time frames contracted for by our customers. We cannot assure you that we will not experience these or other manufacturing difficulties, or be subject to increased costs or production capacity constraints in the future, any of which could result in a loss of customers or could otherwise have a material adverse effect on our business and results of operations.

We are commencing construction of two new photomask manufacturing facilities, one in Taichung, Taiwan and one in Shanghai, China. Completion of these facilities is expected in calendar year 2006. We have experienced in the past difficulties and delays in ramping up new production facilities. We cannot assure you that these new facilities will be completed on a timely basis or that we will not experience difficulties or delays in ramping up their production.

Our prior and future acquisitions may entail certain operational and financial risks.

We have made significant acquisitions throughout our history. Recent acquisitions have focused on building out our manufacturing presence in Asia, including our acquisition of PSMC, a Taiwanese photomask manufacturer, in 2000 and PK Ltd., a Korean photomask manufacturer, in 2001. We may make additional acquisitions in the future.

Acquisitions place significant demands on our administrative, operational and financial personnel and systems. Managing acquired operations entails numerous operational and financial risks, including difficulties in the assimilation of acquired operations, diversion of management’s attention from other business concerns, managing assets in multiple geographic regions, amortization of acquired intangible assets and potential loss of key employees of acquired operations. Sales of acquired operations also may decline following an acquisition, particularly if there is an overlap of customers served by us and the acquired operation, and these customers transition to another vendor in order to ensure a second source of supply. Furthermore, we may be required to utilize our cash reserves and/or issue new securities for future acquisitions, which could have a dilutive effect on our earnings per share.

We operate in a highly competitive industry.

The photomask industry is highly competitive, and most of our customers utilize more than one photomask supplier. Our competitors include Compugraphics, Inc., Dai Nippon Printing Co., Ltd, Hoya Corporation, Taiwan Mask Corporation, Toppan Printing Co., Ltd and Toppan Chungwha Electronics. We also compete with semiconductor manufacturers’ captive photomask manufacturing operations. We expect to face continued competition from these and other suppliers in the future. Many of our competitors have substantially greater financial, technical, sales, marketing and other resources than we do. Also, some of our competitors may be able to more rapidly develop and produce, and achieve higher manufacturing yields than us when producing smaller geometry photomasks. We believe that consistency of product quality and timeliness of delivery, as well as price, technical capability and service, are the principal factors considered by customers in selecting their photomask suppliers. Our inability to meet these requirements could adversely affect our sales. In the past, competition led to pressure to reduce prices which, we believe, contributed to the decrease in the number of independent manufacturers. This pressure to reduce prices may continue in the future. In addition, certain semiconductor manufacturers such as International Business Machines Corporation, NEC Corporation, Taiwan Semiconductor Manufacturing Company, Samsung Electronics Co., Ltd. and LG Phillips LCD Co., Ltd. possess their own captive facilities for manufacturing photomasks. Also, certain semiconductor manufacturers market their photomask manufacturing services to outside customers as well as to their internal organizations.

Our substantial international operations are subject to additional risks.

International sales, which exclude export sales, accounted for approximately 69% of our net sales for the first six months of fiscal 2005, 64% in fiscal 2004, 59% in fiscal 2003 and 50% in fiscal 2002. We believe that maintaining significant international operations requires us to have, among other things, a local presence in the markets in which we operate. This requires a significant investment of financial, management, operational and other resources. Since 1996, we have significantly expanded our operations in international markets by acquiring existing businesses in Europe, establishing manufacturing operations in Singapore and acquiring majority equity interests in photomask manufacturing operations in Korea and Taiwan. We are commencing construction of two new photomask manufacturing facilities in Asia, one in Taichung, Taiwan and one in Shanghai, China. Completion of these facilities is expected in calendar year 2006.

Operations outside the United States are subject to inherent risks, including fluctuations in exchange rates, political and economic conditions in various countries, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer accounts receivable payment cycles and potentially adverse tax consequences. These factors may have a material adverse effect on our ability to generate sales outside the United States and, consequently, on our business and results of operations.

Our operating results are influenced by the performance of Asian economies.

In fiscal 2004, we derived approximately 47% of our net sales, excluding export sales, from Asia, compared to 42% in fiscal 2003 and 33% in fiscal 2002. As we continue to expand our operations in Asia, including our planned facilities in Taiwan and China, we expect sales in Asia will continue to represent a significant portion of our overall revenue mix. As a result, our business is exposed to risks presented by Asian economies. In recent years, Asian economies have been highly volatile and recessionary, resulting in significant fluctuations in local currencies, declining asset values and other instabilities. These instabilities may continue for some time or worsen, which could have a material adverse impact on our financial position and results of operations. Asian economies may also be adversely affected by the outbreak of the bird flu and any recurring outbreak of severe acute respiratory syndrome (SARS) in the region and by other geopolitical risks.

Our business depends on management and technical personnel, who are in great demand.

Our success, in part, depends upon key managerial, engineering and technical personnel, as well as our ability to continue to attract and retain additional personnel. The loss of certain key personnel could have a material adverse effect upon our business and results of operations. There can be no assurance that we can retain our key managerial, engineering and technical employees or that we can attract similar additional employees in the future. We believe that we provide competitive compensation and incentive packages to our employees.

We may be unable to enforce or defend our ownership and use of proprietary technology.

We believe that the success of our business depends more on our proprietary technology, information and processes and know-how than on patents or trademarks. Much of our proprietary information and technology relating to manufacturing processes is not patented and may not be patentable. We cannot assure you that:

•	we will be able to adequately protect our technology;

•	competitors will not independently develop similar technology; or

•	foreign intellectual property laws will adequately protect our intellectual property rights.

We may become the subject of infringement claims or legal proceedings by third parties with respect to current or future products or processes. Any such claims or litigation, with or without merit, to enforce or protect our intellectual property rights or to defend our company against claimed infringement of the rights of others could result in substantial costs, diversion of resources and product shipment delays or could force us to enter into royalty or license agreements rather than dispute the merits of these claims. Any of the foregoing could have a material adverse effect on our business, results of operations and financial position.

We may be unprepared for changes to environmental laws and regulations and we may have liabilities arising from environmental matters.

We are subject to numerous environmental laws and regulations that impose various environmental controls on, among other things, the discharge of pollutants into the air and water and the handling, use, storage, disposal and clean-up of solid and hazardous wastes. Changes in these laws and regulations may have a material adverse effect on our financial position and results of operations. Any failure by us to adequately comply with these laws and regulations could subject us to significant future liabilities.

In addition, these laws and regulations may impose clean-up liabilities on current and former owners and operators of real property without regard to fault and these liabilities may be joint and several with other parties. In the past, we have been involved in remediation activities relating to our properties. We believe, based upon current information, that environmental liabilities relating to these activities or other matters will not be material to our financial position or results of operations. However, there can be no assurances that we will not incur any material environmental liabilities in the future.

Our production facilities could be damaged or disrupted by a natural disaster or labor strike.

Our facilities in Taiwan are in a seismically active area. In addition, a major catastrophe such as an earthquake or other natural disaster or labor strikes or work stoppages at any of our manufacturing facilities could result in a prolonged interruption of our business. Any disruption resulting from these events could cause significant delays in shipments of our products and the loss of sales and customers.

USE OF PROCEEDS

Except as may be described in the applicable prospectus supplement that accompanies this prospectus, we intend to use the net proceeds from the sale of securities by us under this prospectus for working capital and other general corporate purposes, which may include acquisitions and the repayment of debt.

We will determine the allocation of the net proceeds of an offering of securities to a specific purpose, if any, at the time of the offering and we will describe such allocation in the applicable prospectus supplement.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholder.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal year ended					Six months ended
	October 31, 2000	October 31, 2001	November 3, 2002	November 2, 2003	October 31, 2004	May 1, 2005
	(dollars in thousands)
Ratio of earnings to fixed charges	2.2	—	—	—	3.8	5.2
Deficiency of earnings available to cover fixed charges	—	$(3,027)	$(5,409)	$(41,153)	—	—

For purposes of computing the ratio of earnings to fixed charges, earnings consist of the sum of our pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries and fixed charges less capitalized interest. Fixed charges consist of interest expense, amortization of debt discount, premium and expense, capitalized interest and a portion of rent payments considered to represent interest.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time in one or more series. This section summarizes the general terms and provisions of the debt securities that are common to all series. The specific terms relating to any series of our debt securities that we offer will be described in a prospectus supplement. You should read the applicable prospectus supplement for the terms of the series of debt securities offered. Because the terms of specific series of debt securities offered may differ from the general information that we have provided below, you should rely on information in the applicable prospectus supplement that contradicts any information below.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities will be governed by a document called an “indenture.” An indenture is a contract between a financial institution, acting on your behalf as trustee of the debt securities offered, and us. The debt securities will be issued pursuant to an indenture, which we will enter into with a trustee. When we refer to the “applicable indenture” or “indenture” in this prospectus, we are referring to the indenture under which your debt securities are issued, as supplemented by the supplemental indenture applicable to your debt securities. The trustee has two main roles. First, subject to some limitations on the extent to which the trustee can act on your behalf, the trustee can enforce your rights against us if we default on our obligations under the applicable indenture. Second, the trustee performs certain administrative duties for us.

Unless otherwise provided in any applicable prospectus supplement, the following section is a summary of the principal terms and provisions that will be included in the indenture. This summary is not complete. Because this section is a summary, it does not describe every aspect of the debt securities or the applicable indenture. If we refer to particular provisions in the indenture, such provisions, including the definition of terms, are incorporated by reference in this prospectus as part of this summary. We urge you to read the indenture and any supplement thereto that are applicable to you because the indenture, and not this section, defines your rights as a holder of debt securities. The form of indenture is filed as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information” for information on how to obtain a copy of the indenture.

For the purposes of this section, Photronics, “we”, “us” and “our” refer solely to Photronics, Inc. and not to any of its subsidiaries.

General

The debt securities offered hereby will be unsecured obligations of Photronics. The debt securities will be either our senior unsecured obligations issued in one or more series and referred to herein as the “senior debt securities,” or our subordinated unsecured obligations issued in one or more series and referred to herein as the “subordinated debt securities”. The supplement to the indenture applicable to your debt securities will specify whether senior debt securities or subordinated debt securities are being offered by us, and the particular terms thereof, and the applicable prospectus supplement will describe the terms of the debt securities being offered. The senior debt securities will rank equal in right of payment to all other unsecured and unsubordinated indebtedness of Photronics. The subordinated debt securities will be subordinated in right of payment to the prior payment in full of the senior debt securities and the senior indebtedness of Photronics, as described below under “Subordination.”

You should read the applicable prospectus supplement for the terms of the series of debt securities offered. The terms of the debt securities described in such prospectus supplement will be set forth in the applicable indenture and may include the following, as applicable to the series of debt securities offered thereby:

•	the title of the debt securities;

•	whether the debt securities will be senior debt securities or subordinated debt securities of Photronics;

•	the aggregate principal amount of the debt securities and whether there is any limit on such aggregate principal amount;

•	whether we may reopen the series of debt securities for issuances of additional debt securities of such series;

•	the date or dates, or how the date or dates will be determined, when the principal amount of the debt securities will be payable;

•	the amount payable upon acceleration of the maturity of the debt securities or how this amount will be determined;

•	the interest rate or rates, which may be fixed or variable, that the debt securities will bear, if any, or how such interest rate or rates will be determined;

•	the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

•	the date or dates from which any interest will accrue or how such date or dates will be determined;

•	the interest payment dates and the record dates for these interest payments;

•	whether the debt securities are redeemable at our option;

•	whether there are any sinking fund or other provisions that would obligate us to purchase or otherwise redeem the debt securities;

•	the form in which we will issue the debt securities, if other than in registered book-entry only form represented by global securities; whether we will have the option of issuing debt securities in “certificated” form; whether we will have the option of issuing certificated debt securities in bearer form if we issue the securities outside the United States to non-U.S. persons; any restrictions on the offer, sale or delivery of bearer securities and the terms, if any, upon which bearer securities of the series may be exchanged for registered securities of the series and vice versa (if permitted by applicable laws and regulations);

•	if other than U.S. dollars, the currency or currencies of the debt securities;

•	whether the amount of payments of principal, premium or interest, if any, on the debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;

•	the denominations in which the offered debt securities will be issued;

•	any changes or additions to the provisions of the applicable indenture described under “defeasance” that will be applicable to the debt securities;

•	material federal income tax considerations that are specific to the series of debt securities offered;

•	any provisions granting special rights to the holders of the debt securities upon the occurrence of specified events;

•	whether the applicable indenture contains any changes or additions to the events of default or covenants described in this prospectus;

•	in the case of subordinated debt securities, any terms modifying the subordination provisions;

•	whether the debt securities will be convertible into or exchangeable for any other securities and the applicable terms and conditions for such conversion or exchange;

•	the place or places, if any, other than or in addition to The City of New York, for payment, transfer, conversion and/or exchange of the debt securities; and

•	any other terms specific to the series of debt securities offered.

Unless we indicate differently in the applicable prospectus supplement, the indenture pursuant to which the debt securities are issued will not contain any provisions that give you protection in the event we issue a large amount of debt, or in the event that we are acquired by another entity.

Redemption

If the debt securities are redeemable, the applicable prospectus supplement will set forth the terms and conditions for such redemption, including:

•	the redemption prices (or method of calculating the same);

•	the redemption period (or method of determining the same);

•	whether such debt securities are redeemable in whole or in part at our option; and

•	any other provisions affecting the redemption of such debt securities.

Conversion and Exchange

If any series of the debt securities offered are convertible into or exchangeable for shares of our common stock or other securities, the applicable prospectus supplement will set forth the terms and conditions for such conversion or exchange, including:

•	the conversion price or exchange ratio (or the method of calculating the same);

•	the conversion or exchange period (or the method of determining the same);

•	whether conversion or exchange will be mandatory, or at our option or at the option of the holder;

•	the events requiring an adjustment of the conversion price or the exchange ratio; and

•	any other provisions affecting conversion or exchange of such debt securities.

Form and Denomination of Debt Securities

Denomination of Debt Securities

Unless we indicate differently in the applicable prospectus supplement, the debt securities, if issued in registered form, will be denominated in U.S. dollars, in minimum denominations of $1,000 and multiples thereof.

Registered Form

We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in “certificated” form. We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. Debt securities issued in book-entry form will be represented by global securities.

Bearer Form

We also will have the option of issuing debt securities in non-registered form, as bearer securities, if we issue the securities outside the United States to non-U.S. persons. In that case, the applicable prospectus supplement will set forth the mechanics for holding the bearer securities, including the procedures for receiving payments, for exchanging the bearer securities for registered securities of the same series and for receiving notices. The applicable prospectus supplement will also describe the requirements with respect to our maintenance of offices or agencies outside the United States and the applicable U.S. federal tax law requirements.

Holders of Registered Debt Securities

Book-Entry Holders

We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. Debt securities held in book-entry form will be represented by one or more global securities registered in the name of a depositary or its nominee. The depositary or its nominee will hold such global securities on behalf of financial institutions that participate in such depositary’s book-entry system. These participating financial institutions, in turn, hold beneficial interests in the global securities either on their own behalf or on behalf of their customers.

Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in global form, we will recognize only the depositary or its nominee as the holder of the debt securities, and we will make all payments on the debt securities to the depositary or its nominee. The depositary will then pass along the payments that it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners of the debt securities. The depositary and its participants do so under agreements they have made with one another or with their customers or by law; they are not obligated to do so under the terms of the debt securities or the terms of the indenture.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system, or that holds an interest through a participant in the depositary’s book-entry system. As long as the debt securities are issued in global form, investors will be indirect holders, and not holders, of the debt securities.

Street Name Holders

In the event that we issue debt securities in certificated form, or in the event that a global security is terminated, investors may choose to hold their debt securities either in their own names or in “street name.” Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor would hold a beneficial interest in those debt securities through the account that he or she maintains at such bank, broker or other financial institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities, and we will make all payments on those debt securities to them. These institutions will pass along the payments that they receive from us to their customers who are the beneficial owners pursuant to agreements that they have entered into with such customers or by law; they are not obligated to do so under the terms of the debt securities or the terms of the indenture. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

Legal Holders

Our obligations, as well as the obligations of the trustee and those of any third parties employed by the trustee or us, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means and who are, therefore, not the legal holders of the debt securities. This will be the case whether an investor chooses to be an indirect holder of a debt security, or has no choice in the matter because we are issuing the debt securities only in global form.

For example, once we make a payment or give a notice to the legal holder of the debt securities, we have no further responsibility with respect to such payment or notice even if that legal holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture), we would seek the approval only from the legal holders, and not the indirect holders, of the debt securities. Whether and how the legal holders contact the indirect holders is up to the legal holders.

Notwithstanding the above, when we refer to “you” or “your” in this prospectus, we are referring to investors who invest in the debt securities being offered by this prospectus, whether they are the legal holders or only indirect holders of the debt securities offered. When we refer to “your debt securities” in this prospectus, we mean the series of debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders

If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for its consent, as a legal holder of the debt securities, if ever required;

•	if permitted for a particular series of debt securities, whether and how you can instruct it to send you debt securities registered in your own name so you can be a legal holder of such debt securities;

•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms. Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities that we issue in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “—Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole legal holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account either with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a legal holder of the debt security, but an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the legal holder of the debt securities represented by such global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

•	An investor cannot cause the debt securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the debt securities, except in the special situations we describe below under “—Special Situations When a Global Security Will Be Terminated.”

•	An investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under “—Holders of Registered Debt Securities” above.

•	An investor may not be able to sell his or her interest in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form.

•	An investor may not be able to pledge his or her interest in the debt securities in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

•	The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in the debt securities. Neither the trustee nor we have any responsibility for any aspect of the depositary’s actions or for the depositary’s records of ownership interests in a global security. Additionally, neither the trustee nor we supervise the depositary in any way.

•	DTC requires that those who purchase and sell interests in a global security that is deposited in its book-entry system use immediately available funds. Your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security.

•	Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt security. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of such intermediaries.

Special Situations When a Global Security Will Be Terminated

In a few special situations described below, a global security will be terminated and interests in the global security will be exchanged for certificates in non-global form, referred to as “certificated” debt securities. After such an exchange, it will be up to the investor as to whether to hold the certificated debt securities directly or in street name. We have described the rights of direct holders and street name holders under “—Holders of Registered Debt Securities” above. Investors must consult their own banks or brokers to find out how to have their interests in a global security exchanged on termination of a global security for certificated debt securities to be held directly in their own names.

The special situations for termination of a global security are as follows:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security, and we do not appoint another institution to act as depositary within 60 days of such notification;

•	if we notify the trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to the debt securities represented by that global security and such event of default has not been cured or waived.

The applicable prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by such prospectus supplement. If a global security were terminated, only the depositary, and not we or the trustee, would be responsible for deciding the names of the institutions in whose names the debt securities represented by the global security would be registered and, therefore, who would be the legal holders of those debt securities.

Form, Exchange and Transfer of Registered Securities

If we cease to issue registered debt securities in global form, we will issue them:

•	only in fully registered certificated form; and

•	unless we indicate otherwise in the applicable prospectus supplement, in denominations of $1,000 and amounts that are multiples of $1,000.

Holders may exchange their certificated securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

Holders may exchange or transfer their certificated securities at the trustee’s office. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the location of the office through which any transfer agent acts.

If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

If a registered debt security is issued in global form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection because it will be the sole holder of the debt security.

Payment and Paying Agents

On each due date for interest payments on the debt securities, we will pay interest to each person shown on the trustee’s records as owner of the debt securities at the close of business on a designated day that is in advance of the due date for interest. We will pay interest to each such person even if such person no longer owns the debt security on the interest due date. The designated day on which we will determine the owner of the debt security, as shown on the trustee’s records, is also known as the “record date.” The record date will usually be about two weeks in advance of the interest due date.

Because we will pay interest on the debt securities to the holders of the debt securities based on ownership as of the applicable record date with respect to any given interest period, and not to the holders of the debt securities on the interest due date (that is, the day that the interest is to be paid), it is up to the holders who are buying and selling the debt securities to work out between themselves the appropriate purchase price for the debt securities. It is common for purchase prices of debt securities to be adjusted so as to prorate the interest on the debt securities fairly between the buyer and the seller based on their respective ownership periods within the applicable interest period.

Payments on Global Securities

We will make payments on a global security directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants, as described under “—Global Securities” above.

Payments on Certificated Securities

We will make interest payments on debt securities held in certificated form by mailing a check on each due date for interest payments to the holder of the certificated securities, as shown on the trustee’s records, as of the close of business on the record date. We will make all payments of principal and premium, if any, on the certificated securities by check at the office of the trustee in New York City, New York, and/or at other offices that may be specified in the applicable prospectus supplement or in a notice to holders, against surrender of the certificated security. All payments by check will be made in next-day funds (that is, funds that become available on the day after the check is cashed).

Alternatively, if a certificated security has a face amount of at least $10,000,000, and the holder of such certificated security so requests, we will pay any amount that becomes due on such certificated security by wire transfer of immediately available funds to an account specified by the holder at a bank in New York City, New York, on the applicable due date for payment. To request payment by wire transfer, the holder must give appropriate transfer instructions to the trustee or other paying agent at least 15 business days before the requested wire payment is due. In the case of any interest payments, the instructions must be given by the person who is shown on the trustee’s records as the holder of the certificated security on the applicable record date. Wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Payment When Offices Are Closed

If payment on a debt security is due on a day that is not a business day, we will make such payment on the next succeeding business day. The indenture will provide that such payments will be treated as if they were made on the original due date for payment. A postponement of this kind will not result in a default under any debt security or indenture, and no interest will accrue on the amount of any payment that is postponed in this manner.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Events of Default

You will have special rights if an Event of Default occurs with respect to your debt securities and such Event of Default is not cured, as described later in this subsection.

What Is an Event of Default?

Unless otherwise specified in the applicable prospectus supplement, the term “Event of Default” with respect to the debt securities offered means any of the following:

•	We fail to pay the principal of, or premium, if any, on, the debt security on its due date, whether or not payment is prohibited by the subordination provisions of the indenture.

•	We fail to pay interest on the debt security when due and such failure continues for a period of 30 days, whether or not the payment is prohibited by the subordination provisions of the indenture.

•	We do not deposit any sinking fund payment, if applicable, with respect to the debt securities on its due date, whether or not payment is prohibited by the subordination provisions.

•	We do not perform or observe any of the covenants with respect to the debt securities for 60 days after we receive a written notice of default.

•	Certain events involving our bankruptcy, insolvency or reorganization occur.

•	Any other Event of Default that may be described in the applicable prospectus supplement, and set forth in the applicable indenture, occurs.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and has not been cured within the applicable time period, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the affected series may declare the entire principal amount of, premium, if any, and accrued interest on all the debt securities of that series to be immediately due and payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be rescinded by the holders of at least a majority in principal amount of the debt securities of the affected series if certain conditions are met.

The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal, premium, if any, or interest, if it considers the withholding of notice to be in the best interests of the holders. Additionally, subject to the provisions of the applicable indenture relating to the duties of the trustee, the trustee is not required to take any action under the applicable indenture at the request of any of the holders of the debt securities unless such holders offer the trustee reasonable protection from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conduct of any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to your debt securities, the following must occur:

•	You must give your trustee written notice that an Event of Default has occurred and remains uncured.

•	The holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default that has occurred and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

•	The trustee fails to comply with the request within 60 days after receipt of the above notice, request and offer of indemnity.

•	The holders of a majority in principal amount of the debt securities of the relevant series must not have given the trustee a direction inconsistent with the above notice or request.

Notwithstanding the above, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date for payment.

Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than:

•	the payment of principal, or any premium or interest, on the affected series of debt securities; or

•	a default in respect of a covenant that cannot be modified or amended without the consent of each holder of the affected series of debt securities.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee, and how to declare or rescind an acceleration of maturity on their debt securities.

With respect to each series of debt securities, we will furnish to each trustee, each year, a written statement of certain of our officers certifying that, to their knowledge, we are in compliance with the provisions of the indenture applicable to such series of debt securities, or specifying an Event of Default.

Merger and Sale of Assets by Photronics

The indenture provides that Photronics may not consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other conditions:

•	Photronics is the surviving person, or the resulting, surviving or transferee person, if other than Photronics, is organized and existing under the laws of the United States; and

•	the successor person assumes all obligations of Photronics under the debt securities and the indenture.

When such a person assumes Photronics’ obligations in such circumstances, subject to certain exceptions, Photronics shall be discharged from all obligations under the notes and the indenture.

Modification or Waiver

There are three types of changes we can make to any indenture and the debt securities issued thereunder.

Changes Requiring Your Approval

First, there are changes that we cannot make to the terms or provisions of your debt securities without your specific approval. Subject to the provisions of the applicable indenture, without your specific approval, we may not:

•	change the stated maturity of the principal of, premium, if any, or interest or any additional amounts on, your debt securities;

•	reduce the principal amount of, or premium, if any, or interest on, or any other amounts due on your debt securities;

•	reduce the amount of principal payable upon acceleration of maturity of your debt securities;

•	make any change that adversely affects your right to receive payment on, to convert, to exchange or to require us to purchase, as applicable, your debt security in accordance with the terms of the applicable indenture;

•	change the place or currency of payment on your debt securities;

•	impair your right to sue for payment on your debt securities;

•	if your debt securities are subordinated debt securities, modify the subordination provisions in the applicable indenture in a manner that is adverse to you;

•	reduce the percentage of holders of outstanding debt securities of your series whose consent is needed to modify or amend the applicable indenture;

•	reduce the percentage of holders of outstanding debt securities of your series whose consent is needed to waive compliance with certain provisions of the applicable indenture or to waive certain defaults of the applicable indenture; or

•	modify any other aspect of the provisions of the applicable indenture dealing with modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants relating to your debt securities.

Changes Not Requiring Approval

There are certain changes that we may make to your debt securities without your specific approval and without any vote of the holders of the debt securities of the same series. Such changes are limited to clarifications and certain other changes that would not materially adversely affect the holders of the outstanding debt securities of such series in any material respect.

Changes Requiring Majority Approval

Subject to the provisions of the applicable indenture, any other change to, or waiver of, any provision of an indenture and the debt securities issued pursuant thereto would require the following approval:

•	If the change materially adversely affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of the outstanding debt securities of that series.

•	If the change materially adversely affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of the outstanding debt securities all series affected by the change, with all affected series voting together as one class for this purpose.

•	Waiver of our compliance with certain provisions of an indenture must be approved by the holders of a majority in principal amount of the outstanding debt securities of all series issued under such indenture, voting together as one class for this purpose, in accordance with the terms of such indenture.

In each case, the required approval must be given in writing.

Further Details Concerning Voting

When taking a vote, we will decide the principal amount attributable to the debt securities in the following manner:

•	For original issue discount debt securities, we will use the principal amount that would be due and payable on the voting date if the maturity of such debt securities were accelerated to that date because of a default.

•	For debt securities for which principal amount is not known (for example, because it is based on an index), we will use the principal face amount of such security at original issuance, unless there is a formula described in the prospectus supplement relating to such debt securities.

•	For debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

Debt securities will not be considered outstanding, and therefore will not be eligible to vote, if we have deposited or set aside in trust money for their payment in full or their redemption. Debt securities will also not be eligible to vote if we can legally release ourselves from all payment and other obligations with respect to such debt securities, as described below under “—Defeasance—Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of one or more series of debt securities, such vote or action may be taken only by persons shown on the trustee’s records as holders of the debt securities of the relevant series on such record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how their approval or waiver may be granted or denied if we seek their approval to change or waive the provisions of an applicable indenture or of their debt securities.

Defeasance

We may elect either:

•	to be released from some of the covenants in the indenture under which your debt securities were issued (referred to as “covenant defeasance”); or

•	to be discharged from all of our obligations with respect to your debt securities, except for obligations to register the transfer or exchange of your debt securities, to convert your debt securities, to replace mutilated, destroyed, lost or stolen debt securities, to maintain paying offices or agencies and to hold moneys for payment in trust (referred to as “full defeasance”).

Covenant Defeasance

In the event of covenant defeasance, you would lose the protection of some of our covenants in the indenture, but would gain the protection of having money and government securities set aside in trust to repay your debt securities.

Subject to the provisions of the applicable indenture, to accomplish covenant defeasance with respect to the debt securities offered:

•	We must deposit in trust for the benefit of all holders of the debt securities of the same series as your debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that would generate enough cash to make interest, principal and any other payments on such series of debt securities on the various dates when such payments would be due.

•	The covenant defeasance shall not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are bound.

•	No Event of Default or event which with notice or lapse of time would become an Event of Default, including by reason of the above deposit of money, notes or bonds, with respect to your debt securities shall have occurred and be continuing on the date of such deposit.

•	We must deliver to the trustee of your debt securities a legal opinion of our counsel to the effect that, for U.S. federal income tax purposes, you will not recognize income, gain or loss as a result of such covenant defeasance and that such covenant defeasance will not cause you to be taxed on your debt securities any differently than if such covenant defeasance had not occurred and we had just repaid your debt securities ourselves at maturity.

•	We must deliver to the trustee of such debt securities a legal opinion of our counsel to the effect that the deposit of funds or bonds would not require registration under the Investment Company Act of 1940, as amended, or that all necessary registration under the Investment Company Act of 1940, as amended, had been effected.

•	We must comply with any additional terms of, conditions to or limitations to covenant defeasance, as set forth in the applicable indenture.

•	We must deliver to the trustee of your debt securities an officer’s certificate and a legal opinion of our counsel stating that all conditions precedent to covenant defeasance, as set forth in the applicable indenture, had been complied with.

If we were to accomplish covenant defeasance, you could still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee were prevented from making payment. In fact, if an Event of Default that remained after we accomplish covenant defeasance occurred (such as our bankruptcy) and your debt securities became immediately due and payable, there might be a shortfall in our trust deposit. Depending on the event causing the default, you might not be able to obtain payment of the shortfall.

Full Defeasance

If we were to accomplish full defeasance, you would have to rely solely on the funds or notes or bonds that we deposit in trust for repayment of your debt securities. You could not look to us for repayment in the unlikely event of any shortfall in our trust deposit. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we were to become bankrupt or insolvent.

Subject to the provisions of the applicable indenture, in order to accomplish full defeasance with respect to the debt securities offered:

•	We must deposit in trust for the benefit of all holders of the debt securities of the same series as your debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that would generate enough cash to make interest, principal and any other payments on such series of debt securities on the various dates when such payments would be due.

•	The defeasance shall not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are bound.

•	No Event of Default or event which with notice or lapse of time would become an Event of Default, including by reason of the above deposit of money, notes or bonds, with respect to your debt securities shall have occurred and be continuing on the date of such deposit.

•	We must deliver to the trustee of such debt securities a legal opinion of our counsel stating either that we have received, or there has been published, a ruling by the Internal Revenue Service or that there had been a change in the applicable U.S. federal income tax law, in either case to the effect that, for U.S. federal income tax purposes, you will not recognize income, gain or loss as a result of such full defeasance and that such full defeasance will not cause you to be taxed on your debt securities any differently than if such full defeasance had not occurred and we had just repaid your debt securities ourselves at maturity.

•	We must deliver to the trustee a legal opinion of our counsel to the effect that the deposit of funds or bonds would not require registration under the Investment Company Act of 1940, as amended, or that all necessary registration under the Investment Company Act of 1940, as amended, had been effected.

•	We must comply with any additional terms of, conditions to or limitations to full defeasance, as set forth in the applicable indenture.

•	We must deliver to the trustee of your debt securities an officer’s certificate and a legal opinion of our counsel stating that all conditions precedent to full defeasance, as set forth in the applicable indenture, had been complied with.

Subordination

Payment on the debt securities will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our senior indebtedness. To the extent that we issue subordinated debt securities, such debt securities also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

Upon (i) any acceleration of the principal due on our subordinated debt securities or (ii) payment or distribution of our assets to creditors upon dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, if any, and interest or other amounts due on all senior indebtedness must be paid in full before the holders of our subordinated debt securities are entitled to receive any payment.

We may not make any payment on our subordinated debt securities if there has occurred (a) (i) a default in the payment of principal, premium, if any, or interest on (including a default under any repurchase or redemption obligation with respect to) any senior indebtedness beyond any applicable grace period, (ii) any other event of default with respect to any senior indebtedness, permitting the holders thereof to accelerate the maturity thereof, and such event of default has not been cured or waived or ceased to exist after written notice of such event of default had been given to us and the trustee by any holder of senior indebtedness or (b) a judicial proceeding pending with respect to any such default in payment or event of default.

In the event that, notwithstanding the foregoing, we make any payment to the trustee or any holder of our subordinated debt securities prohibited by the foregoing provisions and this fact has been made actually known, at or prior to the time of payment, to the trustee or the holder, as the case may be, such payment must be paid over forthwith to us or our trustee in bankruptcy, as the case may be.

We may resume payments and distribution on our subordinated debt securities upon the date which such default is cured or waived or ceases to exist, unless there is a judicial proceeding pending with respect to any default in payment or event of default.

Because of the subordination provisions discussed above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of our subordinated debt securities may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

The term “senior indebtedness” is defined in the indenture for the subordinated debt securities to mean the principal of (and premium, if any) and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the indenture or thereafter created, incurred or assumed: (a) our indebtedness to banks, insurance companies and other financial institutions evidenced by credit or loan agreements, notes or other written obligations, (b) all of our other indebtedness (including indebtedness of others guaranteed by us), which is (i) for money borrowed or (ii) evidenced by a note, security, debenture, bond or similar instrument, (c) our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles, (d) our obligations under interest rate and currency swaps, caps, floors, collars or similar agreements or arrangements, (e) our obligations issued or assumed as the deferred purchase price of property, (f) our obligations for the reimbursement of letters of credit to the extent such obligations are senior indebtedness under clauses (a) through (c) of this paragraph, and (g) renewals, extensions, amendments, modifications, restatements and refundings of, or any indebtedness or obligation issued in exchange for any such indebtedness or obligation described in clauses (a) through (f) of this paragraph; provided, however, that senior indebtedness does not include any such indebtedness or obligation if the terms of such indebtedness or obligation (or terms of the instrument under which, or pursuant to which, it is issued) expressly provide that such indebtedness or obligation is not senior in right of payment to the debt securities offered hereby, or expressly provide that such indebtedness or obligation is pari passu with or junior to the debt securities offered hereby. The term senior indebtedness does not include our outstanding 2 ¼% convertible subordinated notes due 2008 or our 4 ¾% convertible subordinated notes due 2006, with which the subordinated debt securities will rank pari passu.

If this prospectus is being delivered in connection with the offering of a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated by reference will set forth the approximate amount of our senior indebtedness outstanding as of a recent date.

Information Concerning the Trustee

The Bank of Nova Scotia Trust Company of New York is the trustee under the indenture. We may maintain deposit accounts and conduct banking and other financing transactions with the trustee in the normal course of business.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the law of the State of New York.

DESCRIPTION OF CAPITAL STOCK

The following are brief summaries of certain material provisions of our certificate of incorporation, as amended, and by-laws. These summaries do not purport to be complete, and are subject to and are qualified in their entirety by reference to our certificate of incorporation, as amended, and bylaws, which are filed as exhibits to our annual report on Form 10-K for the fiscal year ended October 31, 2004, which is incorporated by reference in this prospectus. See “Where You Can Find More Information.”

General

Our authorized capital stock consists of 2,000,000 shares of preferred stock, $.01 par value, of which no shares are issued and outstanding, and 150,000,000 shares of common stock, $.01 par value per share, of which 32,965,612 shares were issued and outstanding as of June 1, 2005.

Common Stock

The holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by shareholders. At a meeting of shareholders at which a quorum is present, a majority of the voting power of the shares represented decides all questions, unless the matter is one upon which, by express provision of the certificate of incorporation, as amended, the by-laws or statute, a different vote is required. There is no cumulative voting with respect to the election of directors, which means that the holders of a majority of the shares can elect all the directors if they choose to do so, and in such event, the holders of the remaining shares would not be able to elect any directors.

The holders of common stock have no preemptive rights, nor are there any redemption rights provisions with respect to common stock. The shares offered by us, when issued and paid for, will be fully paid and nonassessable and not subject to further call or assessment by us. Any shares offered by the selling stockholder are fully paid and nonassessable and are not subject to further call or assessment by us.

The holders of common stock are entitled to such dividends, if any, as may be declared by our board of directors in its discretion out of funds legally available for that purpose, subject to the payment of dividends on preferred stock, if any, then outstanding. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the priority of preferred stock, if any, then outstanding.

At June 1, 2005, we had reserved 3,363,741 shares of common stock for issuance under our stock option plans, 2,705,051 shares of common stock issuable upon conversion of our 4 3/4% convertible subordinated notes due 2006 and 9,440,640 shares of common stock issuable upon conversion of our 2 1/4% convertible subordinated notes due 2008.

Preferred Stock

Our board of directors has the authority by resolution to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders. For example, our board of directors is authorized to issue a series of preferred stock that would have the right to vote separately or with any other series of preferred stock on any proposed amendment to our certificate of incorporation, as amended, or any other proposed corporate action including business combinations and other transactions. However, our board of directors currently does not contemplate the issuance of any preferred stock.

Certain Effects of Authorized but Unissued Stock

At June 1, 2005, there were 101,524,956 shares of common stock that were available for issuance and 2,000,000 shares of unissued and undesignated preferred stock. These additional shares may be utilized for a variety of proper corporate purposes, including future public offerings to raise additional capital or facilitate corporate acquisitions.

One of the effects of the existence of unissued and unreserved common stock and undesignated preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. Our board of directors can issue the preferred stock without shareholder approval, and with voting and conversion rights that could adversely affect the voting rights of the common shareholders.

Transfer Agent

The transfer agent and registrar for our common stock is Registrar & Transfer Company, Cranford, New Jersey.

Listing

Our common stock is quoted on The Nasdaq National Market under the symbol “PLAB.”

SELLING STOCKHOLDER

The following table sets forth information as of June 1, 2005, regarding the beneficial ownership of the common stock held by the selling stockholder and the maximum number of shares that may be offered under this prospectus. The table is based on information provided by or on behalf of the selling stockholder.

Since the selling stockholder may sell none, all, or a portion of the shares held pursuant to the prospectus, no meaningful estimate can be given as to the amount or percentage of shares that will be held by the selling stockholder after completion of any offering by the selling stockholder.

Name and Address	Number of Shares		Percentage of Class (1)	Maximum Number of Shares to be Sold Hereunder
Macricostas Partners, L.P. (2)	2,756,564	(3)	8.4%	550,000

(1)	Calculated based on 32,965,612 shares of common stock outstanding as of June 1, 2005.
(2)	1061 East Indiantown Road, Jupiter, Florida 33477.
(3)	The general partner of Macricostas Partners, L.P. is Macricostas Management, Inc., which is controlled by Constantine S. Macricostas. He is also a limited partner of Macricostas Partners, L.P. The amount beneficially owned includes (a) 262,696 shares of common stock owned directly by Mr. Macricostas over which he has sole voting and dispositive power, (b) 34,000 shares of common stock owned by the wife of Mr. Macricostas as to which shares he disclaims beneficial ownership, (c) 2,280,000 shares of common stock owned by the Macricostas Partners, L.P. Mr. Macricostas disclaims beneficial ownership of those shares not represented by his ownership interests, (d) 50,618 shares of common stock owned by the corporate general partner of Macricostas Partners, L.P., and (e) 129,250 shares subject to stock options exercisable by Constantine S. Macricostas as of June 1, 2005.

Mr. Macricostas is Chairman of our Board of Directors of Photronics and formerly served as our Chief Executive Officer. We are a party to a long-term service contract entered into in 2002 pursuant to which we outsource the administration of our global wide area network and related communication services to RagingWire Telecommunications, Inc. (“RagingWire”), a supplier of secure data center facilities and managed IT services, located in Sacramento, California. Constantine Macricostas is a founder, majority shareholder and the chairman of the board of directors of RagingWire, and his son, George Macricostas, is a director and chief executive officer. The decision to pursue an outsourced solution to satisfy our network and communications needs was made by management, and we obtained bids from and reviewed the service offerings of six other global and regional vendors before RagingWire was selected as the most favorably priced solution for its service offerings. During the 2004 fiscal year, we incurred expenses of $3.4 million for services provided to us by RagingWire.

We believe that the terms of the transactions described above were negotiated at arm’s-length and were no less favorable to us than we could have obtained from non-affiliated parties.

PLAN OF DISTRIBUTION

We may sell the offered securities and the selling stockholder may sell the offered common stock in one or more of the following ways:

•	to or through underwriters;

•	through agents;

•	directly to one or more purchasers; or

•	through a combination of these methods of sale.

Each prospectus supplement with respect to the offered securities will set forth the terms of the offering of such securities, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the offered securities and the net proceeds to us from such sale;

•	the purchase price of the common stock and the net proceeds to the selling stockholder from such sale; and

•	any underwriting discounts, commissions or other items constituting underwriters’ or agents’ compensation.

We and the selling stockholder (directly or through agents) may sell, and the underwriters may resell, the offered securities in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

In connection with the sale of the offered securities, the underwriters or agents may receive compensation from us, the selling stockholder or from purchasers of the offered securities for whom they may act as agents. The underwriters may sell offered securities to or through dealers, who may also receive compensation from purchasers of the offered securities for whom they may act as agents. Compensation may be in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us or the selling stockholder and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act of 1933.

We will indemnify the underwriters and agents against certain civil liabilities, including liabilities under the Securities Act of 1933.

Underwriters, dealers and agents may engage in transactions with, or perform services for, our affiliates or us in the ordinary course of their businesses.

If so indicated in the prospectus supplement relating to a particular series of offered securities, we will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase the offered securities from us under delayed delivery contracts providing for payment and delivery at a future date. These contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of these contracts.

LEGAL MATTERS

The validity of the debt securities will be passed upon for Photronics by Shearman & Sterling LLP, New York, New York, and the validity of the common stock will be passed upon for Photronics by Brenner, Saltzman & Wallman LLP, New Haven, Connecticut. Any underwriters, dealers or agents will be represented by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements and related consolidated financial schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the fiscal year ended October 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

7,450,000 Shares

Photronics, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

JPMorgan

Morgan Stanley

Banc of America Securities LLC

June     , 2005